Exhibit 99.2

Form of Proxy Card
B.O.S. BETTER ONLINE SOLUTIONS LTD.
PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 13, 2012
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF IRECTORS

The undersigned acknowledges receipt of the Notice of Annual and Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

(Continued and to be signed on the reverse side.)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

December 13, 2012

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN
1.	Proposal to re-elect four directors to the Company's Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.		2.
Proposal to approve a change in the form of compensation of Company's directors (excluding External Directors), so that their compensation shall be paid in Ordinary Shares instead of in cash, as described in the Proxy Statement.
					☐	☐	☐
NOMINEES:
☐ ☐	FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES	Edouard Cukierman Joel Adler Luis Gutierrez Roy Ronen Zavlik	3.
Proposal to approve: (i) a grant to Telegraph Hill Capital Fund I, LLC ("THCap") of options to purchase 14,400 Ordinary Shares for a term of 3 years, and (ii) payment to THCap for business development services, all as described in the Proxy Statement.
					☐	☐	☐

4.
Proposal to approve an amendment to the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company's Chairman of the Board, so that payment for Active Chairman services shall be made in Ordinary Shares instead of in cash, as more fully described in the proxy statement.
					☐	☐	☐

			5.	Proposal to approve an extension to the Company's 2003 Israeli Stock Option Plan, as described in the Proxy Statement.	☐	☐	☐

6.
Proposal to reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders.
					☐	☐	☐

7.
Proposal to approve a reverse split of the Company's Ordinary Shares, such that every four Ordinary Shares, NIS 20.00 nominal value each, will be consolidated into one Ordinary Share, of NIS 80.00 nominal value; and to amend the Company's Articles of Association and Memorandum of Association accordingly.
					☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.